Exhibit 99.1

Catalyst Paper Q2 results impacted by planned maintenance

RICHMOND, BC, July 29, 2014 /CNW/ - Catalyst Paper (TSX:CYT) recorded adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) for the second quarter of $7.1 million compared to $25.7 million in the previous quarter.  Strong operating performance was overshadowed by a planned maintenance outage at the Crofton pulp mill, higher power costs due to a hydroelectricity rate increase, a stronger Canadian dollar and lower transaction prices for pulp and all paper grades.  Sales of $283.5 million exceeded the prior quarter by $9.6 million and reflected higher paper sales due in part to the delivery of shipments delayed by the Q1 container truck driver strike at Port Metro Vancouver.

Catalyst recorded a net loss of $6.3 million ($0.43 per common share) and a net loss before specific items of $13.6 in Q2.  This compared to a net loss of $3.8 million ($0.26 per common share) and net earnings before specific items of $6.5 million the previous quarter.  Free cash flow for the quarter was negative $8.6 million.  Liquidity decreased $37.5 million from the prior quarter due to a lower borrowing base, debt redemption and buybacks in the quarter, the impact of the Crofton maintenance shut, and a scheduled interest payment.

Paper production volumes for the quarter were 3.5% higher than average production in 2013 and 2% higher than the first quarter of 2014 due to improved paper productivity.  Two major debottlenecking initiatives were completed on the pulp mill during the scheduled maintenance outage to increase future pulp production.

"Our operating results were hampered by the cost and production impact of the recovery boiler shut, the hydroelectricity rate increase, and the strengthening Canadian dollar," said Catalyst President and CEO Joe Nemeth.  "On the upside, we achieved a new record in paper productivity in the quarter, we're already seeing improved pulp production as a result of the debottlenecking work completed on the pulp mill, and our program to identify and implement opportunities for improvement is on track to realize significant benefits in 2014 and beyond."

Quarter Highlights

On July 24, 2014, the Ministry of Energy and Mines and BC Hydro introduced a new energy efficiency program that provides a three-year funding injection of $100 million, with $45 million allocated to Catalyst Paper.  The BC Hydro Power Smart program is aimed at reducing the energy intensity and improving the energy efficiency of thermal-mechanical pulping facilities in British Columbia.  The program will benefit Catalyst Paper's three mills located in Crofton, Port Alberni and Powell River by funding 75% of the required capital investment on projects that will improve the energy efficiency of these mills.  The first project at the Powell River mill is in the advanced stages of planning, has an expected cost of $25 million of which 75% will be covered by Power Smart funding, and will reduce the company's annual energy costs by approximately $5 million.

Catalyst redeemed the US$19.4 million outstanding balance on the Floating Rate Senior Secured Notes due 2016.  The company repurchased US$5.0 million of its PIK Toggle Senior Secured Notes due 2017 on the open market.

Market Conditions

North American demand decreased from the second quarter of 2013 for all paper grades except uncoated paper.  Benchmark prices for coated and uncoated paper declined from the previous quarter while remaining flat for directory and newsprint.  For NBSK pulp, the benchmark price decreased by 3.1% compared to Q1 due to short-term destocking in the quarter.

Selected Highlights

	2014			2013
(In millions of Canadian dollars, except where otherwise stated)	YTD	Q2	Q1	Total	Q4	Q3	Q2	Q1
Sales	$557.4	$283.5	$273.9	$1,051.4	$272.1	$268.8	$263.4	$247.1
Operating earnings (loss)	10.9	(3.9)	14.8	(87.8)	(79.5)	4.9	(12.0)	(1.2)
Depreciation and amortization	21.9	11.0	10.9	47.0	11.7	11.5	11.4	12.4
Adjusted EBITDA [1]	32.8	7.1	25.7	46.1	19.1	16.4	(0.6)	11.2
- before restructuring costs [1]	32.8	7.1	25.7	47.3	20.2	16.4	(0.5)	11.2
Net earnings (loss) attributable to the company	(10.1)	(6.3)	(3.8)	(127.6)	(95.0)	5.2	(28.0)	(9.8)
- before specific items [1]	(7.1)	(13.6)	6.5	(31.5)	1.7	(3.5)	(18.1)	(11.6)
Adjusted EBITDA margin[1]	5.9%	2.5%	9.4%	4.4%	7.0%	6.1%	(0.2%)	4.5%
- before restructuring costs [1]	5.9%	2.5%	9.4%	4.5%	7.4%	6.1%	(0.2%)	4.5%
Net earnings (loss) per share attributable to the company's common shareholders (in dollars)
- basic and diluted from continuing operations	$(0.70)	$(0.43)	$(0.26)	$(9.01)	$(6.55)	$0.36	$(1.93)	$(0.89)
- basic and diluted from discontinued operations	-	-	-	0.21	-	-	-	0.21
- before specific items [1]	(0.49)	(0.94)	0.45	(2.17)	0.12	(0.24)	(1.25)	(0.80)
(In thousands of tonnes)
Sales	692.2	356.5	335.7	1,373.3	346.5	350.6	346.6	329.6
Production	702.5	349.7	352.8	1,382.6	350.2	357.6	338.5	336.3

1 Refer to section 6, Non-GAAP measures in Management's Discussion and Analysis (MD&A).

Outlook

The decline in demand for coated and uncoated mechanical paper is expected to continue for the remainder of the year.  Demand for directory paper will continue to decrease due to electronic substitution.  While newsprint demand is expected to continue to contract as circulation and page counts fall, the North American market is expected to remain stable due to pending newsprint machine conversions.

Global pulp inventories are very low and this may put upward pressure on future pulp pricing.  However, China's seasonally low demand and tight monetary policy are expected to negatively impact the softwood pulp market.  Pulp is therefore expected to trade in a narrow range for the balance of the year.

The Power Smart Program will result in improved energy efficiency and will partly mitigate the impact of energy cost rate increases.  Discussions will continue with key stakeholders on a suite of potential initiatives to further mitigate the impact of energy rate escalation.

Third quarter earnings will reflect a scheduled total mill outage at Powell River and power boiler shuts at all three mills.

Further Quarterly Results Materials
This release, along with the full annual Management Discussion & Analysis, Financial Statements and accompanying notes are available on our web site at www.catalystpaper.com/Investors.  This material is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

CO: Catalyst Paper Corporation

CNW 20:51e 29-JUL-14